UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission File Number 001-37909

AZURE POWER GLOBAL LIMITED

3rd Floor, Asset 301-304 and 307,

Worldmark 3, Aerocity, New Delhi 110037, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒     Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).  ☐

Exhibit Index

Exhibit Number	Description

99.1	Press Release dated August 12, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AZURE POWER GLOBAL LIMITED

Date: August 12, 2019	By:	/s/ Ranjit Gupta
		Name:	Ranjit Gupta
		Title:	Principal Executive Officer